UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 31, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

NeuLion, Inc.

File No. 000-53620 - CF#29188
_____

NeuLion, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on December 20, 2012.

Based on representations by NeuLion, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through October 30, 2017
Exhibit 10.2	through October 30, 2017
Exhibit 10.3	through October 30, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel